UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240. 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240. 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     2)*

Urban Outfitters, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

917047102

(CUSIP Number)

January 31, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 917047102	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Richard A. Hayne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,343,683
	8	SHARED VOTING POWER 23,485 (represents Mr. Hayne’s Common Shares held in the Urban Outfitters, Inc. 401(k) Plan as of January 31, 2022)
	9	SOLE DISPOSITIVE POWER 17,228,945
	10	SHARED DISPOSITIVE POWER 138,223

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,367,168
12

  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

  ☒

  Row 11 excludes 6,145,560 Common Shares owned by Mr. Hayne’s spouse of which Mr. Hayne disclaims beneficial ownership.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.0% (based on 96,431,044 Common Shares outstanding as of January 31, 2022, as provided by the issuer)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. 917047102	13D	Page 3 of 5 Pages

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the prior statement on Schedule 13D (the “Statement”) as filed by Richard A. Hayne (“Mr. Hayne”) related to the common shares, par value $ .0001 per share (the “Common Shares”), of Urban Outfitters, Inc., a Pennsylvania corporation. In the event that any disclosure contained in this Amendment No. 2 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 2.

Item 1.

There are no amendments to Item 1 of the Statement pursuant to this Amendment No. 2.

Item 2.

There are no amendments to Item 2 of the Statement pursuant to this Amendment No. 2.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended by adding the following paragraph following the end of the previous disclosure:

On October 6, 2021, Mr. Hayne received an annuity payment from a Grantor Retained Annuity Trust in the amount of 748,629 Common Shares.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by adding the following paragraphs following the end of the previous disclosure:

As the founder, Chief Executive Officer, and a director of the Company, Mr. Hayne is treated as a controlling person of the Company for purposes of this Statement.

Mr. Hayne presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

With respect to the Common Shares acquired on October 6, 2021, as reported in Item 3 above, Mr. Hayne acquired such Common Shares as a grantor of a Grantor Retained Annuity Trust.

CUSIP NO. 917047102	13D	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

(a)	Amount Beneficially Owned.

17,367,168 Common Shares (excludes 6,145,560 Common Shares owned by Mr. Hayne’s spouse of which Mr. Hayne disclaims beneficial ownership).

Percent of Class.

18.0% (based on 96,431,044 Common Shares outstanding as of January 31, 2022, as provided by the issuer).

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 17,343,683

(ii)	shared power to vote or to direct the vote: 23,485 (represents Mr. Hayne’s Common Shares held in the Urban Outfitters, Inc. 401(k) Plan as of January 31, 2022)

(iii)	sole power to dispose or to direct the disposition of: 17,228,945

(iv)	shared power to dispose or to direct the disposition of: 138,223

Mr. Hayne shares power to vote or to direct the vote with respect to the Common Shares noted in (b)(ii) above with Fidelity Management Trust Company (“Fidelity”), a Massachusetts corporation and the trustee of the Urban Outfitters, Inc. 401(k) Plan. The information about Fidelity disclosed in Item 5 of the previous disclosure remains unchanged.

Mr. Hayne shares power to dispose or to direct the disposition of the Common Shares noted in (b)(iv) above with Jessica A. Hayne. The information about Jessica A. Hayne disclosed in Item 5 of the previous disclosure remains unchanged.

(c)

265,573 Common Shares being reported as beneficially owned by Mr. Hayne are held by two trusts, of which members of Mr. Hayne’s immediate family are among the beneficiaries. 35,140 Common Shares being reported as beneficially owned by Mr. Hayne are held by a trust, which has the right to receive dividends from, and the proceeds from the sale of, such Common Shares. None of such trusts hold more than five percent of the issuer’s Common Shares.

CUSIP NO. 917047102	13D	Page 5 of 5 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no amendments to Item 6 of the Statement pursuant to this Amendment No. 2.

Item 7. Material to Be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022

/s/ Richard A. Hayne
Richard A. Hayne